SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 1-1550

Full title of the plan and the address of the plan if different from that of the issuer named below:

CHIQUITA SAVINGS AND INVESTMENT PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chiquita Brands International, Inc.

Chiquita Center

250 East Fifth Street

Cincinnati, Ohio 45202

CHIQUITA SAVINGS AND INVESTMENT PLAN

Contents

Page(s)
Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	3

Notes to Financial Statements	4 - 9

Supplemental Schedule

Schedule of Assets (Held At End of Year)	10

Signature	12

Exhibit

Consent of Independent Registered Public Accounting Firm	Exhibit 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Committee

Plan Administrator of the

Chiquita Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Chiquita Savings and Investment Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cincinnati, Ohio

June 26, 2008

CHIQUITA SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE

FOR BENEFITS

	December 31,
	2007	2006
Investments, at fair value	$125,035,015	$103,792,067
Contributions receivable:
Due from Participant	217,285	—
Due from Company	308,036	1,242,271

Net assets available for benefits	$125,560,336	$105,034,338

See accompanying notes to financial statements.

CHIQUITA SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2007	2006
Investment income:
Dividends	$7,140,733	$4,492,415
Interest	271,416	181,183

Net appreciation in fair value of investments	999,814	4,829,169

Contributions:
Participant	9,173,202	8,690,676
Company	9,742,413	10,007,940
Rollover	994,548	373,916

	28,322,126	28,575,299

Less: Distributions to participants	(7,796,128)	(12,411,775)

Increase in net assets available for benefits	20,525,998	16,163,524

Net assets available for benefits:
Beginning of the year	105,034,338	88,870,814

End of the year	$125,560,336	$105,034,338

See accompanying notes to financial statements.

CHIQUITA SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the Chiquita Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available for participation by substantially all full-time and part-time domestic nonunion employees of Chiquita Brands International, Inc. (the “Company” or the “Plan Sponsor”) and its participating subsidiaries who have completed 60 days of service and have attained the age of 21. Although it is anticipated that the Plan will continue indefinitely, the Board of Directors of the Company can amend, suspend or terminate the Plan at any time, subject to the provisions of the Plan, the Internal Revenue Code of 1986 and the Employee Retirement Income Security Act of 1974 (“ERISA”). In the event of Plan termination, active participants become 100% vested in their accounts.

The Plan was amended and restated effective January 1, 2001 to incorporate all plan amendments since the last restatement. The Plan was also amended on:

•	July 2, 2007 to adopt an automatic enrollment feature for eligible employees hired on or after July 2, 2007;

•

December 29, 2006, effective June 1, 2006, to re-define circumstances under which a hardship withdrawal may take place, in order to fully comply with the safe harbor hardship provisions of Section 401(k) of the Internal Revenue Code;

•

December 29, 2006, effective January 1, 2006, to clarify the computation of the separate ratio for any Highly Compensated Employee, as well as to allow for special distributions for designated hurricane victims;

•

December 23, 2005, (a) effective June 28, 2005, to set criteria for the transfer of Fresh Express participants in the PFG Plan, (b) effective June 20, 2005, to expand the definition of compensation and to increase the maximum contribution from an eligible participant from 15 percent to 50 percent of eligible compensation, and (c) effective March 28, 2005, to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001;

•	June 10, 2004, effective June 1, 2004, to allow participants to direct new contributions and allocate prior contributions to the Chiquita Common Stock Fund;

•	December 31, 2003, June 23, 2003 and April 14, 2003 to comply with changes in the law; and

•

March 4, 2003, to permit the holding and the subsequent exercise or sale of warrants to purchase the Company’s common stock. The warrants were issued on March 19, 2002 pursuant to the Company’s Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code. For this purpose, the Company received from the Department of Labor an appropriate exemption to allow the holding of warrants by the Plan.

Participant Accounts

Participants may have up to six accounts under the Plan:

Account	Description of Account
Employee Accounts:

Employee Before-Tax Contributions Employee After-Tax Contributions Rollover Contributions	Reflect all before-tax, after-tax, catch-up and rollover contributions, and the income, losses, withdrawals and distributions attributable to such employee contributions.

Company Accounts:

Matching Contributions Profit Sharing Contributions Non-elective Contributions	Reflect a participant’s share of Company contributions, profit-sharing contributions of certain merged plans, and an amount equal to a participant’s unspent employee credits contributed prior to January 1, 2004 from the Company’s separate welfare benefits plans, and the income, losses, withdrawals and distributions attributable to such contributions.

Participant Contributions

Participants may elect to defer as a Before-Tax Contribution any whole percentage of their compensation from 1% to 50%, subject to the non-discrimination standards of the Internal Revenue Code (the “Code”). A participant’s taxable compensation is reduced by the amount of Before-Tax Contributions, and those amounts are contributed to the Plan on the participant’s behalf by the Company. A participant’s Before-Tax Contributions in any one year are also limited to a fixed dollar maximum ($15,500 for 2008, $15,500 for 2007, and $15,000 for 2006) as specified by the Code. The first 6% of compensation contributed to the Plan (“Eligible Participant Contributions”) is eligible for employer matching contributions. In July 2002, participants age 50 or older could begin making catch-up contributions if they contributed the maximum elective deferral under the Plan. A participant’s catch-up contributions in any one year are limited to a fixed dollar maximum ($5,000 for 2008, 2007, and 2006).

As a result of the July 2, 2007 amendment, eligible employees hired on or after July 2, 2007 are automatically enrolled in a 2% payroll reduction that is contributed to the Plan on the participant’s behalf as a before-tax contribution, unless and until the participant affirmatively elects otherwise. Such contributions will be invested in the Plan’s default fund, unless and until the participant elects otherwise.

Participants are permitted to direct up to 10% of their new contributions, and allocate existing amounts in other investment funds, to the Chiquita Common Stock Fund, provided that at no time may a participant’s holdings in the Chiquita Common Stock Fund exceed 50% of his or her total holdings in the Plan.

The Plan also accepts rollover contributions (“Rollovers”) from other qualified plans and from certain individual retirement accounts. Rollovers are credited to a participant’s Rollover Contributions Account, are treated in a manner similar to Before-Tax Contributions for Plan accounting and federal income tax purposes, but are not eligible for matching contributions by the Company.

Company Contributions

The Company makes a Basic Matching Contribution and may make a Discretionary Matching Contribution, as described below. These contributions are based on Eligible Participant Contributions. The Company’s matching contributions are subject to the non-discrimination standards of the Code.

Basic Matching Contributions In 2008, the Basic Matching Contribution is 150% (or such higher percentage as the Plan Administrative Committee may in its discretion approve) of Eligible Participant Contributions. The Basic Matching Contribution was 150% of Eligible Participant Contributions in 2007 and 2006.

Discretionary Matching Contributions The Company may, at its discretion, make an additional contribution to the account of each participant who is actively employed by the Company on the last day of the Plan year. No Discretionary Matching Contributions were made in 2007 or 2006.

All Company matching contributions are made in cash.

Under the Code, a participant’s annual Before-Tax Contributions, After-Tax Contributions, employer Matching Contributions and Non-elective Contributions for any calendar year cannot exceed the lesser of a fixed dollar amount ($46,000 for 2008, $45,000 for 2007, and $44,000 for 2006) or 100% of the participant’s compensation for that calendar year.

Investment Options

The Plan offers a variety of investment options, primarily third-party mutual funds. Participants are permitted to direct their new contributions, and allocate prior contributions, to any of the Plan’s investment options other than the Chiquita Warrant Fund. Participants may change the investment allocation of accumulated account balances daily. A participant’s future contribution deferral amount and investment allocation may be changed with each pay period. The Plan Administrative Committee (the “Plan Administrator”) may change any of the investment funds offered to participants at its discretion.

Vesting

Participants are fully vested in their Employee Accounts and their Non-elective Contributions Accounts. Fresh Express participants are fully vested in the accounts that were part of the transfer from the PFG Plan. Company Matching Contributions and the related earnings with respect to each Plan year become vested at a rate of 20% for each year of service to the Company. A participant with less than five years of service becomes fully vested in his or her Matching Contributions Account immediately at age 65 while still actively employed or when employment terminates as a result of retirement, death or disability.

The non-vested portions of a terminating participant’s Company Accounts are forfeited upon termination and used to reduce future Company contributions.

Withdrawals, Distributions and Loans

A participant’s account may be withdrawn only in limited circumstances, as permitted by the Code and the Plan.

Upon termination of service, a participant may apply to receive a distribution of the vested portion of his or her account balance in a lump-sum amount or, if the vested portion exceeds $5,000, leave the account balance in the Plan until age 65. If the participant’s account is greater than $1,000 and less than $5,000, the participant may elect to receive distribution in a single lump sum in cash and/or direct rollover. If the participant does not specify an election, the payment will be automatically rolled over to an individual retirement plan designated by the Plan Administrator. Distributions consist of cash or shares of Chiquita common stock from the Chiquita Common Stock Fund, cash or warrants from the Chiquita Warrant Fund, and cash from all other investment funds.

Participants who are active employees may, with the approval of the Plan Administrator, borrow amounts from certain of their accounts subject to conditions and terms as set forth in the Plan and by the Plan Administrator.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis.

Use of Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes.

Valuation of Investments

Chiquita warrants are valued at the last sales price reported on the New York Stock Exchange on the day of valuation. Units of participation in common/collective trusts (Wells Fargo S&P 500 Index) and the Chiquita Common Stock Fund are valued at redemption value. The shares of registered investment companies (the remainder of the funds) are valued at quoted market prices, which represent the net asset values of shares held by the Plan. Loans to participants are valued at cost, which approximates fair value.

Securities Transactions

Purchases and sales of investments are recorded on a trade date basis.

Dividend and Interest Income

Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis.

NOTE 3 — INVESTMENTS

The following investments, at fair value, represent 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2007	2006
Wells Fargo Cash Investment Money Market	$31,675,143	$25,875,439

Wells Fargo S&P 500 Index	14,211,040	13,759,506

American Funds Euro Pacific Growth	12,584,691	9,042,525

Dodge & Cox Stock Fund	9,787,976	10,164,445

Wells Fargo Advantage Growth	9,551,026	6,873,765

Wells Fargo Advantage Small Cap Value	6,576,634	6,422,566

Dodge & Cox Balanced Fund	**	5,523,689

Managers Special Equity	**	4,370,672

**	Fund did not represent 5% or more of the Plan’s net assets available for benefits.

During 2007 and 2006, the Plan’s investment balances (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2007	2006
Mutual funds	$863,718	$5,147,205
Chiquita Brands International, Inc. warrants	57,163	(270,475)
Chiquita Brands International, Inc. common stock	78,933	(47,561)

	$999,814	$4,829,169

NOTE 4 — RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 5 — RELATED PARTY TRANSACTIONS

During the years ended December 31, 2007 and 2006, the Plan sold 24,706 and 12,506 units and purchased 41,840 and 36,198 units, respectively, of Chiquita common stock. In 2007 and 2006, the Plan also sold 7,463 and 9,961 Chiquita warrants, respectively. Certain Plan investments are shares of registered investment companies managed by Wells Fargo. Wells Fargo is the Trustee and recordkeeper of the Plan. These transactions qualify as party-in-interest transactions. All purchases and sales were market transactions.

While it has no obligation to do so, the Company has provided certain administrative services and has paid professional fees for the benefit of the Plan.

NOTE 6 — TAXES

For 2007, the Company determined that the Plan did not pass the Actual Contribution Percentage test, the Actual Deferral Percentage test, and the 402(g) test related to excess pre-tax deferrals. In March 2008, a corrective distribution of $770,873, including interest, was made to comply with the requirements of these tests and to continue the Plan’s status as a tax deferred retirement plan in accordance with the Code.

The Plan received a determination letter from the Internal Revenue Service dated April 3, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan has been amended as described above in Note 1. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 7 — NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of SFAS No. 157 will have on the Plan’s financial statements.

CHIQUITA SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2007

EIN No. 04-1923360, Plan No. 003

Identity of Issue/Description of Asset	Number of Shares or Rate of Interest and Maturity Date	Current Value
* Wells Fargo Cash Investment Money Market	31,675,143 shares	$31,675,143

* Wells Fargo S&P 500 Index	295,817 units	14,211,040

Dodge & Cox Stock Fund	70,794 shares	9,787,976

American Funds Euro Pacific Growth	250,891 shares	12,584,691

* Wells Fargo Advantage Growth	313,457 shares	9,551,026

* Wells Fargo Advantage Small Cap Value	223,543 shares	6,576,634

Dodge & Cox Balance Fund	72,830 shares	5,899,231

Managers Special Equity	57,928 shares	3,722,430

* Wells Fargo Advantage Government Securities	307,696 shares	3,236,965

American Growth Fund	104,429 shares	3,525,536

Dodge & Cox Income Fund	243,732 shares	3,049,090

Calamos Growth Fund	73,794 shares	4,328,035

* Chiquita Brands International, Inc.

Common Stock Fund	67,800 units	731,917

* Chiquita Brands International, Inc. warrants	63,269 warrants	210,685

Vanguard Selected Value	119,020 shares	2,272,093

Vanguard Target Retirement 2005	6,079 shares	73,070

Vanguard Target Retirement 2010	44,678 shares	1,030,284

Vanguard Target Retirement 2015	75,855 shares	990,665

Vanguard Target Retirement 2020	56,909 shares	1,335,665

Vanguard Target Retirement 2025	167,420 shares	2,296,999

Vanguard Target Retirement 2030	70,911 shares	1,691,933

Vanguard Target Retirement 2035	75,868 shares	1,109,190

Vanguard Target Retirement 2040	39,861 shares	947,495

Vanguard Target Retirement 2045	26,377 shares	398,031

Vanguard Target Retirement 2050	6,421 shares	153,202

* Participant loans receivable	Interest rates range from 5.0% to 9.25%; maturities range from 1 to 10 years	3,645,989

		$125,035,015

*	Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHIQUITA SAVINGS AND INVESTMENT PLAN

Date: June 26, 2008	By:	/s/ Kevin R. Holland
Kevin R. Holland
Senior Vice President and Chief People Officer
Chairman, Employee Benefits Committee